J Sainsbury plc

02 APR -3 ... 8:2

02028241

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Fina
Room 3094 STOP 3-6
450 Fifth Avenue
Washington DC20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Our Ref: interim1
Date: 21 November 2001

SUPPL

Dear Sir

INTERIM RESULTS 2001/2002

Please find enclosed a copy of the announcement made to the London Stock Exchange on 21 November 2001 in respect of the Company's Interim Results.

Yours sincerely

Hazel Jarvis
Manager, Group Registration
& Shareholder Services

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

dlw 4/9

02 APR -3 [illegible]

J Sainsbury plc – Interim results 2001 for 28 weeks ended 13 October 2001

Higher sales and underlying profits from continuing businesses
- recovery on track.

GROUP RESULTS

- Continuing businesses perform strongly:
  - sales up 8.4 per cent to £9.6bn;
  - underlying* operating profit before e-commerce up 10.2 per cent to £366m.
- Underlying profit before tax and continuing e-commerce up 7.0 per cent to £338m.
- Underlying profit before tax up 3.2 per cent to £309m.
- Interim dividend maintained at 4.02 pence per share.

UK SUPERMARKETS

- Sales up 7.5 per cent to £7.8bn.
- Like-for-like sales growth (ex petrol) up 6.0 per cent - 3 consecutive quarters of strong growth.
- Customer visits up 6.2 per cent.
- Underlying operating profit before e-commerce up 10.0 per cent to £282m
- Business Transformation – programme on track:
  - delivery of new systems and modernisation of supply chain going well;
  - store reinvigoration accelerated – improving sales uplifts;
  - on track to deliver £150m cost savings target for year.

SHAW'S

- Sales up 8.4 per cent to $2,355m.
- Like-for-like sales growth of 4.5 per cent.
- Operating profit up 22.1 per cent to $101m.

* Underlying profits are before amortisation of goodwill, exceptional costs and non-operating items.

Sir Peter Davis, Group Chief Executive, said:

"Sainsbury's Supermarkets in the UK and Shaw's in the US have both performed strongly. Sainsbury's sales growth is particularly encouraging. We have now delivered three consecutive quarters of strong like-for-like sales; this is the best sustained growth the company has delivered for over 10 years. We have also started to increase profits whilst investing substantially both in the Sainsbury brand and in transforming the business.

To achieve these results we have improved the quality of our customer offer, extending choice through the creation of new ranges, improving our standards of service in-store and working to ensure that our offer is priced competitively in the market.

At the same time we are investing in the long-term growth of the business through our business transformation programme. We have completed 54 extensions and refurbishments in this first half year and sales uplifts are very encouraging. For the 13 stores refurbished in Q1 we have already achieved an average sales uplift of 10 per cent and we have raised our projections of the ultimate sales uplifts to 12 per cent. This is in line with the uplifts achieved on stores reinvigorated last year.

We have made significant progress over the last year in updating our systems. The programme is running on time and on budget; it has already had a positive impact on the business.

We have built a new customer data warehouse to enable us to better use the very valuable customer data from the Reward card. We have also re-launched our Sainsbury's to You website on a new IT platform; this has improved speed, performance and the visual attributes of the site. We have introduced much improved IT systems in our new business centre which deliver a quantum leap in performance and facilitate new ways of working.

We are making good progress with the renewal of our supply chain. During this first phase we have doubled the size of our Haydock depot, making it one of the largest in the UK, acquired and opened Emerald Park, serving 63 stores in the South West, whilst closing Middleton and Yate. In phase II we have four major facilities under construction at Stoke-On-Trent, Hams Hall in Birmingham, Waltham Point and Hoddesdon in Hertfordshire.

We have moved successfully our entire Business Centre into one modern facility from nine dispersed and rather dated offices. We have also secured planning permission to develop our Stamford Street site and demolition will commence in January 2002.

We have also opened four of the scheduled six Boots 'implants' within selected Sainsbury's out-of-town stores and will open the balance by the end of this month, all ahead of plan.

We have appointed Sara Weller and Stuart Mitchell as joint assistant managing directors of Sainsbury's Supermarkets. Sara is responsible for Strategy and Marketing and also for Sainsbury's Bank and Sainsbury's to You. This will ensure that all parts of the UK business work together to achieve the objectives of our brand. Stuart is responsible for Trading, Retail and Distribution – all the operational facets of our business in an end-to-end process. This focus should ensure that we work faster, simpler and together to generate maximum customer benefit and operational efficiencies. In the first half we delivered cost savings of £60m and we are on track to achieve our target of £150m cost savings.

Shaw's has delivered an excellent first half profit performance with good sales growth of 8.4 per cent. We have completed the integration of 18 stores we bought from Grand Union in March and will achieve distribution efficiencies this year through the closure of our East Bridgewater site. We are well placed to continue to grow Shaw's as a strong regional player.

Our continuing businesses have performed strongly in the first half. In the first 5 weeks of the second half I am happy to say that sales have remained encouraging. I am confident that we are making excellent progress in delivering our 3 year business transformation programme."

Group Financial Summary

The results for the first half year reflect substantial progress across the Group. This progress is evidenced by underlying Group profit before tax and continuing e-commerce increasing by 7.0 per cent year on year to £338m (2000 : £316m), a significant improvement on the stabilisation of Group profits achieved last year.

Group sales (including VAT) from continuing operations increased by 8.4 per cent to £9.6bn.

Underlying operating profit from continuing operations before e-commerce was £366m, an increase of £34m or 10.2 per cent over the previous year.

Operating Profit	**2001 £m**	**Change %**
Sainsbury's Supermarkets	282	10.0
Shaw's	70	27.8
Sainsbury's Bank	10	12.9
JS Developments	8	(38.9)
Profit share	(4)	-
Underlying operating profit before e-commerce	366	10.2
Sainsbury's to You	(29)	(75.6)
Amortisation of goodwill	(8)	(14.9)
Operating profit excluding exceptionals and discontinued operations	329	6.6

The operating loss from discontinued businesses was £2m resulting from the final 6 weeks trading of our Egyptian business sold on 15th May 2001.

Underlying Group profit before tax and continuing e-commerce was £338 million (2000 : £316m) an increase of 7.0 per cent After continuing e-commerce of £29m (2000: £16m), underlying Group profit before tax was £309m (2000: £300m), an increase of 3.2 per cent over the previous year.

Exceptional operating costs were £21m (2000: nil). These include severance and closure costs of £8m relating to the business transformation programme in Sainsbury's Supermarkets, closure costs of £5m relating to the termination of the Taste joint venture and depot closure costs in Shaw's amounting to £8m. As previously communicated, we expect the exceptional operating costs for the full year to be between £35m and £50m.

The Group tax charge was £99m (2000 restated for FRS 19 : £102m). We have adopted FRS19 on deferred tax; this will raise our underlying tax rate in 2001/02 by approximate 2 per cent to 34 per cent. The underlying effective tax rate in the first half was 34 per cent (2000: 32 per cent).

Underlying earnings per share was 10.7 pence (2000 restated for FRS19: 10.4 pence), an increase of 2.9 per cent on the previous year.

The Board has declared an interim dividend of 4.02 pence per share which remains unchanged from last year. The interim dividend will be paid on 11th January 2002 to shareholders on the Register of Members at the close of business on Friday
30th November 2001.

Group capital expenditure in the half year was £561m (2000: £476m). UK capital expenditure was £506m including £95m on new stores, £265m on extensions and refurbishments and £94m on the construction of new distribution depots. Shaw's capital expenditure was £55m (2000: £57m). We forecast Group capital expenditure to be £1.1bn for the year.

Net debt at the half year increased by £284m to £1.1bn (31 March 2001 : £859m) with gearing increased to 23 per cent from 18 per cent at 31 March 2001 (22 per cent and 17 per cent respectively before restatement for FRS19).

Sainsbury's Supermarkets

Total sales grew by 7.5 per cent to £7,814m (2000: £7,267m). Like-for-like sales growth (excluding petrol) was 6.0 per cent, the third consecutive quarter of strong like-for-like sales growth. The business has been competing more effectively by offering a compelling combination of extraordinary quality at ordinary prices, supported by the acceleration of our store reinvigoration programme.

Sainsbury's Supermarkets sales, including VAT, excluding Petrol

% Growth	00/01 Q3	00/01 Q4	01/02 Q1	01/02 Q2	01/02 H1
Volume	(0.7)	4.1	3.9	4.5	4.2
Inflation	1.1	0.7	2.1	1.5	1.8
Like-for-like sales growth	0.4	4.8	6.0	6.0	6.0
Net new space	2.0	2.1	2.6	1.7	2.1
Total growth	2.4	6.9	8.6	7.7	8.1

Cost savings of £60m were delivered during the first half, of which £30m related to buying efficiencies. We are on track to deliver £150m of cost savings for the year. In the first half, there has been a significant investment in the brand to deliver higher sales growth. Additional costs have been incurred in implementing the transformation programmes, such as systems, supply chain and store reinvigoration, which is necessary to deliver operating efficiencies in the future.

Fifty-four extensions and refurbishments were completed in the first half, compared with 50 for the whole of last year. The sales uplifts from reinvigorated stores continue to exceed our expectations.

Underlying operating profit before e-commerce for the first half year was £282m (2000: £256m), an increase of 10.0 per cent over the previous year. The operating margin increased from 3.5 per cent to 3.6 per cent.

E-commerce investment in Sainsbury's to You in the first half was £29m (2000: £16m). This excludes pre-closure operating losses of £4m in the Taste joint venture which was terminated on 1st September 2001. The operating losses of Sainsbury's to You increased during the first half due to increased geographic coverage, with 24 more in-store picking centres than at the same time last year, related marketing costs and low operating efficiencies in the 2 dedicated picking centres while operating models and sales volumes are established.

Shaw's (US Operations)

Sales grew by 8.4 per cent to $2,355m (2000: $2,173m). Like-for-like growth was 4.5 per cent. Good sales uplifts were generated from increased ranging and development initiatives.

Shaw's sales

% Growth	00/01 Q3	00/01 Q4	01/02 Q1	01/02 Q2	01/02 H1
Like-for-like growth	1.3	2.5	3.8	5.0	4.5
New space	(0.5)	0.7	3.4	4.4	3.9
Total growth	0.8	3.2	7.2	9.4	8.4

The new formats are performing well and the development programme has been accelerated. Ten refurbishments and extensions (excluding Grand Union) were completed in the first half, an increase from 4 in the previous year. Eighteen Grand Union stores purchased on the 4th March 2001 have been rebadged as Shaw's and the integration is proceeding smoothly.

A local union agreement was successfully renegotiated at the end of July this year together with the announced closure of the East Bridgewater depot. This facility was outdated and poorly located for Shaw's business today and the closure will generate significant distribution efficiencies.

Operating profit for the year increased by 22.1 per cent to $101m (2000: $83m) and the operating margin increased from 3.8 per cent to 4.3 per cent.

Sainsbury's Bank

Sainsbury's Bank performed well during the first half year with strong growth in operating profit. Turnover increased by 10.7 per cent to £83m (2000: £75m) and operating profit was £10m (2000: £9m) an increase of 12.9 per cent. The first half included a VAT credit of £2.8m compared with £3.5m in the first half of last year. Adjusting for the impact of the VAT credits, the underlying profit increase was an impressive 36 per cent.

The application of retail style in-store product merchandising and promotions has resulted in commission income being up 33 per cent, customer deposits were up 22 per cent and lending was up 15 per cent. Use of our in-store channel has allowed us to keep acquisition costs low.

Property development

JS Developments operating profit in the first half was £8m (2000: £13m). Only 1 major project was completed during the first half.

We are currently evaluating 45 property schemes on existing sites which will release value and at the same time increase customer footfall in our stores. This will lead to a more effective utilisation of our extensive property assets.

Group profit and loss account

	Note	28 weeks to 13 October 2001 unaudited £m	28 weeks to 13 October 2001 unaudited Excluding exceptionals & discontinued operations £m	28 weeks to 14 October 2000 unaudited* Excluding exceptionals & discontinued operations £m	28 weeks to 14 October 2000 unaudited* £m
Turnover including VAT and sales taxes	2	9,601	9,593	8,850	9,754
VAT and sales taxes		(556)	(556)	(509)	(637)
Continuing operations		9,037	9,037	8,341	8,341
Discontinued operations		8			776
Turnover excluding VAT and sales taxes		9,045			9,117
Cost of sales and administrative expenses		(8,706)	(8,696)	(8,024)	(8,777)
Amortisation of goodwill		(8)	(8)	(7)	(8)
Exceptional operating costs	3	(21)			-
Profit sharing		(4)	(4)	(1)	(1)
		(8,739)	(8,708)	(8,032)	(8,786)
Continuing operations		308			309
Discontinued operations		(2)			22
Operating profit		306	**329**	**309**	331
Share of operating loss in joint ventures		(4)			-
(Loss) / Profit on sale of properties	3	(3)			46
Profit on ordinary activities before interest		299			377
Net interest payable		(22)			(39)
Underlying profit before tax**		**309**			**300**
Amortisation of goodwill		(8)			(8)
Exceptional operating costs		(21)			-
(Loss) / Profit on sale of properties		(3)			46
Profit on ordinary activities before tax		277			338
Tax on profit on ordinary activities	4	(99)			(102)
Profit on ordinary activities after tax		178			236
Equity minority interest		(3)			-
Profit for the financial period		175			236
Dividends		(78)			(77)
Retained profit		97			159
Earnings per share	5	9.2p			12.4p
Underlying earnings per share**	5	10.7p			10.4p
Diluted earnings per share	5	9.1p			12.4p
Underlying diluted earnings per share**	5	10.6p			10.4p
Dividend per share		4.02p			4.02p

* Restated for change in accounting policy for deferred tax (see note 1)

** Before amortisation of goodwill, exceptional operating costs and non-operating items

Group statement of total recognised gains and losses

	28 weeks to 13 October 2001 (unaudited) £m	28 weeks to 14 October 2000 (unaudited)* £m
Profit for the financial period	175	236
Currency translation differences on foreign currency net investments	(1)	15
Total recognised gains relating to the financial period	174	251
Change in accounting policy for deferred tax	(160)	
Total recognised gains since last annual report	14	

There is no material difference between the above profit for the period and the historical cost equivalent.

* Restated for change in accounting policy for deferred tax (see note 1)

Reconciliation of movements in equity shareholders' funds

	28 weeks to 13 October 2001 (unaudited) £m	28 weeks to 14 October 2000 (unaudited)* £m
Profit for the financial period	175	236
Equity dividends	(78)	(77)
	97	159
Currency translation differences	(1)	15
New share capital subscribed for less expenses of capital issues	8	5
Amounts deducted in respect of shares issued to the QUEST	(1)	-
Net movement in equity shareholders' funds	103	179
Opening equity shareholders' funds as restated*	4,751	4,568
Closing equity shareholders' funds	4,854	4,747

* Restated for change in accounting policy for deferred tax (see note 1). Originally shareholders' funds were £4,911m at 31 March 2001 before deducting prior year adjustment of £160m (£4,742m before deducting prior year adjustment of £174m – 1 April 2000)

Group balance sheet

	Note	13 October 2001 (unaudited) £m	14 October 2000 (unaudited)* £m	31 March 2001 (audited)* £m
Fixed assets				
Intangible assets		266	331	278
Tangible assets		6,546	6,583	6,215
Investments		168	139	164
		6,980	7,053	6,657
Current assets				
Stocks		880	1,092	763
Debtors		365	327	546
Sainsbury's Bank	6	2,138	1,759	1,914
Investments		14	17	12
Cash at bank and in hand		839	498	475
		4,236	3,693	3,710
Creditors: due within one year				
Sainsbury's Bank	6	(2,014)	(1,638)	(1,796)
Other		(2,843)	(2,914)	(2,529)
		(4,857)	(4,552)	(4,325)
Net current liabilities		(621)	(859)	(615)
Total assets less current liabilities		6,359	6,194	6,042
Creditors: due after one year		(1,226)	(1,182)	(1,000)
Provisions for liabilities and charges		(223)	(216)	(238)
Total net assets		4,910	4,796	4,804
Capital and reserves				
Called up share capital		484	482	483
Share premium account		1,408	1,383	1,401
Revaluation reserve		39	39	39
Profit and loss account		2,923	2,843	2,828
Group shareholders' funds		4,854	4,747	4,751
Equity minority interest		56	49	53
Total capital employed		4,910	4,796	4,804

* Restated for change in accounting policy for deferred tax (see note 1)

Group cash flow statement

	Note	28 weeks to 13 October 2001 (unaudited) £m	28 weeks to 14 October 2000 (unaudited) £m
Net cash inflow from operating activities	7	290	378
Returns on investments and servicing of finance			
Interest received		41	22
Interest paid		(46)	(63)
Interest element of finance lease rental payments		(11)	(10)
Net cash outflow from returns on investments and servicing of finance		(16)	(51)
Taxation		(69)	(59)
Capital expenditure and financial investment			
Payments to acquire tangible fixed assets		(490)	(475)
Receipts from sale of tangible fixed assets		184	333
Purchase of own shares		-	(20)
Payments to acquire intangible assets		(3)	(2)
Net cash outflow from capital expenditure and financial investment		(309)	(164)
Acquisitions and disposals			
Proceeds from disposal of operations		14	-
Investment in other fixed asset investments		(7)	(21)
Net cash inflow/(outflow) from acquisitions and disposals		7	(21)
Equity dividends paid		(197)	(197)
Net cash outflow before management of liquid resources and financing		(294)	(114)
Financing			
Issue of ordinary share capital		7	5
Increase/(decrease) in short-term borrowings		472	(180)
Increase in long-term borrowings		230	136
Increase/(decrease) in finance leases		1	-
Capital element of finance lease rental payments		(1)	(3)
Net cash inflow/(outflow) from financing		709	(42)
Increase/(decrease) in cash in the period		415	(156)

Reconciliation of net cash flow to movement in net debt

	Note	28 weeks to 13 October 2001 (unaudited) £m	28 weeks to 14 October 2000 (unaudited) £m
Increase/(decrease) in cash in the period		415	(156)
Cash (inflow)/outflow from increase in debt and lease financing		(701)	47
New finance leases		(1)	(28)
Currency translation difference		3	(57)
Movement in net debt in the period	8	(284)	(194)
Net debt at the beginning of the period	8	(859)	(1,264)
Net debt at the end of the period	8	(1,143)	(1,458)

Notes to the Results

1. Accounting policies

The financial information has been prepared using the accounting policies set out in the Annual Report and Financial Statements 2001 with the exception of the policy on deferred tax. Financial Reporting Standard (FRS) 19 'Deferred Tax' has been adopted with effect from 1 April 2001. FRS 19 requires that deferred tax be recognised in respect of all timing differences that have originated, but not reversed, by the balance sheet date. Prior to 1 April 2001 the Group's accounting policy was to provide for the deferred tax which was likely to be payable or recoverable.

The Group agreed to sell its Homebase business in December 2000 and the Egyptian business in May 2001. These businesses have been treated as discontinued operations in the profit and loss account, but the comparative figures include the assets & liabilities and cash flows of these businesses, as appropriate.

2. Group turnover and operating profit

Set out below are the Group turnover and operating profit after e-commerce costs, but before amortisation of goodwill and exceptional costs.

	28 weeks to 13 October 2001 (unaudited) £m	28 weeks to 14 October 2000 (unaudited) £m	Change %
Turnover Inc VAT			
Food retailing and financial services – UK	7,897	7,342	7.6%
Property development – UK	53	64	(17.2 %)
Food retailing – US	1,643	1,444	13.8%
Continuing operations	9,593	8,850	8.4%
Discontinued operations	8	904	
Total	9,601	9,754	(1.6%)
Turnover Ex VAT			
Food retailing and financial services – UK	7,354	6,846	7.4 %
Property development – UK	53	64	(17.2%)
Food retailing – US	1,630	1,431	13.9%
Continuing operations	9,037	8,341	8.3%
Discontinued operations	8	776	
Total	9,045	9,117	(0.8%)
Operating profit			
Food retailing and financial services – UK	263	249	5.7%
Property development – UK	8	13	(38.9%)
Food retailing – US	70	55	27.8%
Profit sharing	(4)	(1)	
Continuing operations	337	316	6.7%
Discontinued operations	(2)	23	
Total	335	339	(1.2%)

2. Group turnover and operating profit (continued)

US sales and operating profit have been translated at an average exchange rate for the period of £1 = $1.4328 (2000/01 28 weeks : £1 = $1.5100).

	28 weeks to 13 October 2001 $m	28 weeks to 14 October 2000 $m	Change %
Shaw's sales and operating profit			
Sales (including sales tax)	2,355	2,173	8.4
Operating profit	101	83	22.1

3. Exceptional items

3.1 Exceptional operating items

	28 weeks to 13 October 2001 (unaudited) £m	28 weeks to 14 October 2000 (unaudited) £m
Sainsbury's Supermarkets	13	-
Shaw's Supermarkets	8	-
Exceptional operating costs	21	-

The costs in Sainsbury's Supermarkets relate to the business transformation programme which involves significant changes across the whole business and includes infrastructure projects such as reinvigorating the entire store portfolio, modernising the supply chain, replatforming all IT systems and introducing new ways of working. The costs of closure of Taste are also included in Sainsbury's Supermarkets. The costs in Shaw's related to depot closure costs.

3.2 Exceptional non-operating items

Profits on sales of properties were as follows:

	28 weeks to 13 October 2001 (unaudited) £m	28 weeks to 14 October 2000 (unaudited) £m
Sale and leaseback of UK supermarket freeholds	-	51
Other	(3)	(5)
	(3)	46

4. Taxation

The tax charge in the profit & loss account comprises:

	28 weeks to 13 October 2001 (unaudited) £m	28 weeks to 14 October 2000 (unaudited)* £m
Current tax	96	99
Deferred tax	6	3
Tax relief on exceptional items	(3)	-
	99	102

Compliance with FRS 19 'deferred tax' results in an additional tax charge of £6m in the current period, which reduces profit after tax from £184m to £178m and earnings per share by 0.3 pence.
The prior year comparatives have been restated to comply with FRS 19 'deferred tax'. The effect is to reduce profit after tax by £3m from £239m to £236m and to reduce opening net assets by £160m to £4751m. Earnings per share have been restated from 12.6p to 12.4p. Underlying earnings per share have been restated from 10.6p to 10.4p.

5. Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period, excluding those held by the Employee Share Ownership Trusts which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. These represent share options granted to employees where the exercise price is less than the average market price of the Company's ordinary shares during the period to 13 October 2001.

	28 weeks to 13 October 2001 million	28 weeks to 14 October 2000 million
Weighted average number of shares in issue	1,907.7	1,901.0
Weighted average number of dilutive share options	13.5	8.5
Total number of shares for calculating diluted earnings per share	1,921.2	1,909.5

The alternative measure of earnings per share is provided because it reflects the Group's underlying trading performance by excluding the effect of amortisation of goodwill and exceptional items.

	28 weeks to 13 October 2001		28 weeks to 14 October 2000	
	Earnings £m	Per share amount pence	Earnings £m	Per share amount pence
Basic Earnings per share	175	9.2	236	12.4
Amortisation of goodwill	8	0.4	8	0.4
Exceptional items net of tax:				
Operating Profit	18	0.9	-	-
Loss/(Profit) on sale of properties	3	0.2	(46)	(2.4)
Underlying earnings per share before amortisation of goodwill and exceptional items	204	10.7	198	10.4
Diluted earnings per share	175	9.1	236	12.4
Underlying diluted earnings per share before amortisation of goodwill and exceptional items	204	10.6	198	10.4

6. Current assets and creditors of Sainsbury's Bank

	13 October 2001 £m	14 October 2000 £m	31 March 2001 £m
Current assets			
Treasury bills and other eligible bills	54	62	59
Loans and advances to banks	704	434	605
Loans and advances to customers*	838	729	781
Debt securities	480	500	422
Prepayments and accrued income	62	34	47
	2,138	1,759	1,914
Creditors: due within one year			
Customer accounts	1,957	1,608	1,766
Accruals and deferred income	57	30	30
	2,014	1,638	1,796

*Loans and advances to customers include £436 million (14 October 2000 - £420 million; 31 March 2001 - £333 million) of loans and advances repayable in more than one year.

In addition to the above assets, Sainsbury's Bank had fixed assets of £7 million at 13 October 2001 (14 October 2000 - £5 million; 31 March 2001 - £6 million) and other liabilities of £3m (14 October 2000 - £6m; 31 March 2001 – nil).

7. Reconciliation of operating profit to net cash inflow from operating activities

	28 weeks to 13 October 2001 £m	28 weeks to 14 October 2000 £m
Operating profit	306	331
Depreciation	182	222
Amortisation of intangible assets	9	8
Profit on sale of equipment, fixtures and vehicles	-	(1)
Increase in stocks	(110)	(101)
Decrease/(increase) in debtors	9	(6)
(Decrease)/increase in creditors and provisions	(100)	(65)
Increase in Sainsbury's Bank current assets	(224)	(41)
Increase in Sainsbury's Bank creditors	218	31
Net cash inflow from operating activities	290	378

8. *Analysis of net debt*

	At 1 April 2001 £m	Cash Flow £m	Other non-cash movements £m	Exchange movements £m	At 13 October 2001 £m
Cash and liquid funds	487	367	-	(1)	853
Overdrafts	(140)	48	-	-	(92)
	347	415	-	(1)	761
Debt due within 1 year	(230)	(472)	-	-	(702)
Debt due after 1 year	(796)	(230)	-	-	(1,026)
Finance leases	(180)	1	(1)	4	(176)
Total	(859)	(286)	(1)	3	(1,143)

9. Financial information

The interim results are unaudited but have been reviewed by the auditors. The financial information presented herein does not amount to full accounts within the meaning of Section 240 of the Companies Act 1985 (as amended). The figures for the 52 weeks to 31 March 2001 have been extracted from the 2001 Annual Accounts which have been filed with the Registrar of Companies. The audit report on the 2001 Annual Accounts was unqualified and did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985.

The company's results will be published in the Interim Statement which will be posted to shareholders on 21 November 2001. Copies will also be available from J Sainsbury plc, 33 Holborn London EC1N 2HT and at its paying agents Citibank, N.A., 336 Strand, London WC2R 1HB and Chase Manhattan Bank, Trinity Tower, 9 Thomas More Street, London E1 9YT.

Review report by the Auditors to the Board of Directors of J Sainsbury Plc

Independent Review Report to J Sainsbury plc

We have been instructed by the company to review the financial information which comprises a summarised profit and loss account, statement of total recognised gains and losses, summarised balance sheet information, a summarised cash flow statement, comparative figures and associated notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the 28 weeks ended 13 October 2001.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
1 Embankment Place
London
WC2N 6RH
20 November 2001

Notes:

(a) The maintenance and integrity of the J Sainsbury plc web site is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the web site.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

For enquiries
Investor Relations:
Roger Matthews / Jennifer van der Eem 020 7695 4614

Media:
Jan Shawe 020 7695 6469
Pip Wood 020 7695 6137

Webcast interview with Sir Peter Davis on highlights of J Sainsbury's H1 performance will be available from 7am 21 November 2001 (j-sainsbury.co.uk or cantos.com).

Webcast of analyst presentation available from 4pm 21 November 2001 (j-sainsbury.co.uk)

end